As filed with the Securities and Exchange Commission on November 7, 2017
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________________
Form F-7
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
___________________________________
American CuMo Mining Corporation
(Exact name of Registrant as specified in its charter)

British Columbia	1000 (Metal Mining)	None
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number, if any)

638 Millbank
Vancouver, BC
 Canada  V5Z 4B7
604-689-7902
(Address and telephone number of Registrant’s principal executive offices)
Idaho CuMo Mining Corporation
125 Mill Road
Horseshoe Bend, ID  83629
208-352-7272
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
___________________________________
Copies to:

Victoria B. Bantz Burns Figa & Will PC 6400 S Fiddlers Green Circle Suite 1000 Greenwood Village, CO 80111 303-796-2626	Shaun M. Dykes President & CEO American CuMo Mining Corporation 638 Millbank Vancouver, BC Canada V5Z 4B7 604-689-7902	Brett A. Kagetsu Gowling WLG 550 Burrard Street Suite 2300, Bentall 5 Vancouver British Columbia V6C 2B5 Canada 604-443-7601
___________________________________
Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effectiveness of this registration statement.

___________________________________
This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. [ ]
___________________________________

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per common share (1)	Proposed Maximum Aggregate Offering Price (1) (2)	Amount of Registration Fee (2)
Common Shares	71,607,494	US $0.05	US $3,580,374.70	US $445.76

(1)	Based on the Canadian offering price of Cdn$0.07 converted using the daily exchange rate as published by the Bank of Canada on November 2, 2017 of US $1.00 = CDN $1.2822

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to General Instruction II.F.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 under the Securities Act of 1933, as amended, shall apply to this registration statement.

PART I—INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Document
Rights Offering Circular and Notice of Rights Offering, attached hereto.
All references to CDN $ or $ in the Rights Offering Circular or Notice of Rights Offering refer to Canadian Dollars.
Item 2. Informational Legends
See the Rights Offering Circular, attached hereto.
Item 3. Incorporation of Certain Information by Reference

N/A
Item 4. List of Documents Filed with the Commission
See the Rights Offering Circular, attached hereto.

AMERICAN CUMO MINING CORPORATION
NOTICE OF RIGHTS OFFERING

NOTICE TO SECURITY HOLDERS - NOVEMBER 2, 2017

The purpose of this notice is to advise holders of common shares (the “Common Shares”) of American CuMo Mining Corporation (the “Company”) of an offering of rights (the “Rights”) of the Company (the “Rights Offering”).
We currently do not have sufficient working capital.  We require 100% of the offering to last 12 months.
References in this notice to we, our, us and similar terms mean the Company. References in this notice to you, your and similar terms mean the Company’s shareholders.
1.	WHO CAN PARTICIPATE IN THE RIGHTS OFFERING?
Rights will be issued to holders of Common Shares as at the close of business (5:00 p.m. Vancouver time) on November 10, 2017 (the “Record Date”).
2.	WHO IS ELIGIBLE TO RECEIVE RIGHTS?
Rights will be issued to registered shareholders (the “Eligible Holders”) in each province and territory of Canada and to shareholders resident in the United States other than in the states of Arizona, Arkansas, California, Minnesota, Ohio and Wisconsin (the “Eligible Jurisdictions”). You will be presumed to be resident in the place shown in our records as your registered address unless the contrary is shown to our satisfaction.
This notice is not to be construed as an offering of the Rights, nor are the Common Shares issuable upon exercise of the Rights offered for sale, in any jurisdiction outside the Eligible Jurisdictions or to shareholders who are residents of any jurisdiction other than the Eligible Jurisdictions (the “Ineligible Holders”).  The Rights and Common Shares have not and will not be registered under the laws of any jurisdiction outside the Eligible Jurisdictions, and will not be issued to holders of Common Shares in those jurisdictions.
Ineligible Holders will not receive a Rights Certificate (as described in No. 6 below) but will be sent a letter advising them that their Rights will be held by Computershare Investor Services Inc., who will hold such rights as agent for the benefit of all such Ineligible Holders. The letter will also describe how certain Ineligible Holders may participate in the Rights Offering.
3.	HOW MANY RIGHTS ARE WE OFFERING?
We expect to issue 143,214,988 Rights entitling their holders to subscribe for an aggregate of 71,607,494 Common Shares.
4.	HOW MANY RIGHTS WILL YOU RECEIVE?
Each Eligible Holder will receive one (1) Right for every one Common Share of the Company held as at the Record Date.
5.	WHAT DOES TWO RIGHTS ENTITLE YOU TO RECEIVE?
An Eligible Holder is entitled to subscribe for one Common Share for every two (2) Rights held at a subscription price of $0.07 per Common Share (the “Basic Subscription Privilege”) until 2:00 p.m. (Vancouver time) on December 11, 2017. No fractional Common Shares will be issued.
Any Eligible Holder who exercises all of their Rights under the Basic Subscription Privilege will also have the additional privilege of subscribing, pro rata, for additional Common Shares at the subscription price (the “Additional Subscription Privilege”). The Common Shares available under the Additional Subscription Privilege will be those Common Shares issuable under the Rights Offering that have not been subscribed and paid for under the Basic Subscription Privilege by December 11, 2017.
Any Eligible Holder who exercises their Rights must enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of Computershare Investor Services Inc.

6.	HOW WILL YOU RECEIVE YOUR RIGHTS?
Registered Eligible Holders - If you are a registered Eligible Holder of Common Shares, a certificate (the “Rights Certificate”) representing the total number of Rights which you are entitled to as at the Record Date is enclosed with this notice.
Beneficial Eligible Holders - You are a beneficial holder of Common Shares if you hold your shares through a securities broker or dealer, bank or trust company or other participant (a “Participant”) in the book-based system administered by CDS Clearing and Depository Services Inc. (“CDS”). The total number of Rights to which all beneficial holders as at the Record Date are entitled will be issued to and deposited with CDS following the Record Date. If you are a beneficial Eligible Holder, we expect you will receive a confirmation of the number of Rights issued to you from the applicable Participant in accordance with the practices and procedures of that Participant. CDS will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights.
7.	WHEN AND HOW CAN YOU EXERCISE YOUR RIGHTS?
If you are a registered Eligible Holder who receives a Rights Certificate, you must complete and deliver your Rights Certificate on or before 2:00 p.m. (Vancouver Time) on December 11, 2017 (the “Expiry Time”).  Rights not exercised at or before the Expiry Time will be void and of no value.
If you are a beneficial Eligible Holder, you must arrange exercises, transfers or purchases of Rights through your Participant on or before 2:00 p.m. (Vancouver Time) on December 11, 2017 or such earlier time as required by your Participant. We expect that each beneficial Eligible Holder will receive a customer confirmation of issuance or purchase, as applicable, from their Participant through which the Rights are issued in accordance with the practices and policies of such Participant.
The Rights are not transferable in the United States and may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSXV as described in the right offering circular.
8.	WHAT ARE THE NEXT STEPS?
This document contains key information that you should know about American CuMo Mining Corporation. You can find more details in our rights offering circular.  To obtain a copy, visit the Company’s profile on the SEDAR website (www.SEDAR.com), ask your dealer representative for a copy or contact Shaun M. Dykes at sdykes@cumoco.com. You should read the rights offering circular, along with American CuMo Mining Corporation’s continuous disclosure record, to make an informed decision. Holders in the United States should also review the Company’s Registration Statement on Form F-7 filed with the United States Securities and Exchange Commission that can be found at www.sec.gov.
DATED November 2, 2017.
“Shaun M. Dykes” haun M. Dykes President and Chief Executive Officer American CuMo Mining Corporation

READ THIS MATERIAL CAREFULLY AS YOU ARE REQUIRED TO MAKE A DECISION PRIOR TO 2:00 P.M. (VANCOUVER TIME) ON DECEMBER 11, 2017
This rights offering circular is prepared by management. No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this circular. Any representation to the contrary is an offence.
The offer of these securities is made in all provinces and territories of Canada and in those states in the United States where an exemption from the applicable state securities laws is immediately available.
This is the circular we referred to in the November 2, 2017 rights offering notice, which you should have already received. Your rights certificate and relevant forms were enclosed with the rights offering notice. This circular should be read in conjunction with the rights offering notice and our continuous disclosure prior to making an investment decision.
Rights Offering Circular November 2, 2017
AMERICAN CUMO MINING CORPORATION
We currently do not have sufficient working capital.  We require 100% of the offering to last 12 months.
OFFERING OF RIGHTS TO SUBSCRIBE FOR 71,607,494 COMMON SHARES AT A PRICE OF $0.07 PER SHARE
References in this circular to we, our, us and similar terms mean American CuMo Mining Corporation (the “Company”). References in this circular to you, your and similar terms mean holders of the Company’s common shares (the “Common Shares”). Unless otherwise indicated, references herein to “$” or “dollars” are to Canadian dollars.
SUMMARY OF THE RIGHTS OFFERING
Why are you reading this circular?
We are issuing transferable rights (the “Rights”) to the holders of our outstanding Common Shares of record at the close of business on November 10, 2017 (the “Record Date”). The Rights entitle their holders to subscribe for Common Shares on the terms described in this circular. The purpose of this circular is to provide you with detailed information about your rights and obligations in respect of the offering of Rights (the “Offering”). This circular should be read in conjunction with the offering notice which you should have already received by mail.

What is being offered?	The Company will issue one (1) Right for each Common Share held.

Who is eligible to receive and exercise rights?
The Rights will be issued only to shareholders (the “Eligible Holders”) resident in a province or territory of Canada and to shareholders resident in the United States other than in the states of Arizona, Arkansas, California, Minnesota, Ohio and Wisconsin (the “Eligible Jurisdictions”). Shareholders will be presumed to be resident in the place shown on their registered address, unless the contrary is shown to our satisfaction. Neither the offering notice nor this circular is to be construed as an offering of the Rights, nor are the Common Shares issuable upon exercise of the Rights offered for sale in any jurisdiction outside of Eligible Jurisdictions or to shareholders who are residents of any jurisdiction other than the Eligible Jurisdictions (the “Ineligible Holders”). Instead, Ineligible Holders will be sent a letter advising them that their Rights will be held by Computershare Investor Services Inc. (the “Depository”), located at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 (the “Subscription Office”), who will hold such rights as agent for the benefit of all such Ineligible Holders. The letter will also describe the conditions that must be met, and the procedure that must be followed, in order for an Ineligible Holder to particulate in the Offering.

What does one right entitle you to receive?
You are entitled to subscribe for one Common Share for every two (2) Rights held upon payment of the Subscription Price (called the “Basic Subscription Privilege”).
If you exercise your Basic Subscription Privilege in full, you will also be entitled to subscribe pro rata for Common Shares (the “Additional Common Shares”) not otherwise purchased, if any, pursuant to the Basic Subscription Privilege (called the “Additional Subscription Privilege”).

What is the Subscription Price?	$0.07 per Common Share (the “Subscription Price”).

When does the offer expire?	2:00 p.m. (Vancouver time) on December 11, 2017 (the “Expiry Time”).

What are the significant attributes of the rights issued under the rights offering and the securities to be issued upon the exercise of the rights?
The Rights are transferable securities that entitle their holders to subscribe for Common Shares on the terms described in this circular. We are authorized to issue an unlimited number of Common Shares, of which 143,214,988 are issued and outstanding as at the date hereof. Holders of Common Shares are entitled to dividends if, as and when declared by our directors, to one vote per share at meetings of our shareholders and, upon liquidation, to receive such assets of the Company as are distributable to the holders of the Common Shares.
The Rights may not be transferred to any person within the United States. The Rights held by United States Shareholders may be transferred only through the facilities of the TSX Venture Exchange (the “TSXV”) in transactions that comply with Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

What are the minimum and maximum number or amount of Common Shares that may be issued under the rights offering?	The Offering is not subject to a minimum subscription. The maximum number of Common Shares that may be issued pursuant to the Offering is 71,607,494 (the “Maximum Offering”).

Where will the rights and the securities issuable upon the exercise of the rights be listed for trading?	The Common Shares are listed on the TSXV under the trading symbol “MLY”. The Rights will trade on the TSXV under the trading symbol “MLY.RT” until 9:00 a.m. (Vancouver time) on December 11, 2017.

FORWARD‐LOOKING INFORMATION
This circular contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations or the negative of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. Forward-looking statements in this circular include, without limitation, statements with respect to: completion of at least the Committed Offering; the estimated costs of the Offering; the net proceeds to be available upon completion of the Offering; our working capital requirements over the next twelve months; and the use of proceeds from the Offering.

Forward-looking statements in this circular are subject to a number of risks and uncertainties that may cause the Company’s actual results to differ materially from those discussed in the forward-looking statements and, even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Risk factors that could cause actual results or events to differ materially from those expressed in the forward-looking statements include, among other things: uncertainties relating to the cost of completing the Offering; delays in obtaining or failure to obtain required approvals to complete the Offering; and risks that could cause the Company to allocate the proceeds of the Offering in a manner other than as disclosed in this circular, including all of the risks related to the permitting and development of the Company’s CuMo and Calida projects.
The material factors and assumptions used to develop the forward-looking statements in this circular include: that the Company will be able to repay in full the secured convertible notes (the “IEMR Notes”) issued to International Energy & Mineral Resources Investment (Hong Kong) Company Limited (“IEMR”) in the amounts of Cdn$1,500,000 (the “Canadian Note”) and US$1,500,000 (the “US Note”), which notes were due on October 25, 2017 and November 25, 2017, respectively; management’s expectations regarding the cost of completing the Offering; that no unforeseen events will affect the Company’s existing working capital; that the Company’s working capital requirements over the next twelve months will be substantially as projected; and that the permitting and development of the Company’s CuMo and Calida projects will proceed in the manner the Company expects them to.  The Company paid a total of Cdn$597,500 to IEMR on October 31, 2017 (representing a payment of Cdn$500,000 of the principal amount of the Canadian Note and Cdn$97,500 of accrued interest), and negotiated an extension to the terms of repayment (the “Amended Repayment Terms”) that would require the Company to pay US$597,500 to IEMR on November 25, 2017 (representing a payment of US$500,000 of the principal amount of the US Note and US$97,500 of accrued interest), and the remaining principal amounts of Cdn$1 million and US$1 million owing under the Canadian Note and the US Note, respectively, and accrued interest thereon, along with a penalty fee of US$300,000 (the “Penalty Fee”), on December 15, 2017.
Any forward-looking statements in this circular are stated as of the date of this document and the Company does not intend, and does not assume any obligation, to update such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events unless required to do so by law or regulation.
NOTE TO UNITED STATES SHAREHOLDERS
The offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this circular in accordance with the disclosure requirements of Canada. Prospective investors should be aware that those requirements are different from those of the United States. Financial statements included or incorporated herein, of the Company have been prepared in accordance with international financial reporting standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
Prospective investors should be aware that the acquisition or disposition of the securities described in this circular may have tax consequences in Canada, the United States, or elsewhere. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should consult their own tax advisors with respect to such tax considerations.
The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is incorporated under the laws of British Columbia, that some or all of its officers and directors may be residents of a country other than the United States, that some or all of the experts named in the circular may be located outside of the United States and that all or a substantial portion of the assets of said persons may be located outside the United States.
NEITHER THE RIGHTS NOR THE COMMON SHARES HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION AND NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES
This circular has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. In Canada, an issuer is required to provide technical information with respect to mineralization, including reserves and resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the SEC applicable to registration statements and reports filed by United States companies pursuant to the U.S. Securities Act or the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, information contained or incorporated by reference in this circular concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC.
USE OF AVAILABLE FUNDS
What will our available funds be upon the closing of the rights offering?
The Company estimates that it will have the following funds available after giving effect to the Offering:
		Assuming 15% of Offering ($)	Assuming 50% of Offering ($)	Assuming 75% of Offering ($)	Assuming 100% of Offering ($)
A.	Amount to be raised by this Offering	751,879	2,506,262	3,759,393	5,012,525
B.	Selling commissions and fees	Nil	Nil	Nil	Nil
C.	Estimated offering costs (e.g. legal, accounting, audit, TSXV filing fees)	87,500	106,250	115,625	125,000
D.	Available funds: D = A - (B + C)	664,379	2,400,012	3,643,768	4,887,525
E.	Additional sources of funding required (2)	2,390,441	654,807	Nil	Nil
F.	Working capital deficiency (1)	(3,068,494)	(3,068,494)	(3,068,494)	(3,068,494)
G.	Total: G = D + E + F	Nil	Nil	575,274	1,819,031
Note:
(1)
As of October 30, 2017, the Company had cash and current assets, less accounts payable, of $391,627. To calculate the working capital deficiency, the following additional amounts were deducted: US$597,000 due to IEMR on November 25, 2017 and Cdn$1,000,000 and US$1,000,000 (and accrued interest), along with a US$300,000 Penalty Fee, due to IEMR on December 15, 2017, all in respect of the IEMR Notes and pursuant to the Amended Repayment Terms.

(2)
The Company is pursuing other sources of funding including, but not limited to, a private placement and the sale by Idaho CuMo Mining Corporation (“Idaho CuMo”) of silver stream units (“Original Silver Stream Units”).  The Original Silver Stream Units were originally priced at US$250,000 per Original Silver Stream Unit, with each Original Silver Stream Unit consisting of a secured and non-transferable promissory note (a “Note”) in the principal amount of US$250,000 and a right to enter into a silver purchase and sale agreement with Idaho CuMo.  The Notes bear interest at a rate of 8.5% per annum and provide the holder of the Original Silver Stream Unit with a right to purchase 375,000 ounces of silver at a price of US$5 per ounce from future production. The Company is also offering for sale silver stream units with a reduced minimum purchase price of US$5,000 per Silver Unit (a “New Silver Stream Unit” and together with the “Original Silver Stream Units, the “Silver Stream Units”).  The holder of a New Silver Stream Unit is to be granted a silver purchase right to purchase that number of ounces of silver equal to the amount of their investment divided by US$.

The Company will apply the amounts raised from the Offering and from other sources of funding it is currently pursuing to repay the remaining amounts owing under the IEMR Notes in the principal amounts of Cdn$1,000,000 (due with accrued interest on December 15, 2017) and US$1,500,000 (with US$597,500 (including US$97,500 of accrued interest) being due on November 25, 2017, and the remaining US$1,000,000 (with accrued interest) due on December 15, 2017), along with the Penalty Fee of US$300,000 also due on December 15, 2017. There can be no assurance that the Company will be able to raise enough funds from the Offering, from any private placement or the sale by Idaho CuMo of Silver Stream Units to be able to repay the IEMR Notes and Penalty Fee in full prior to the due dates for payment.

There has been a significant change in the working capital since the audited financial statements for the year ended June 30, 2017 as a result of the receipt of funds from warrant conversions, from a private placement and from advance deal payments, the due dates of principal and interest in respect of the IEMR Notes, and as a result of the expenses incurred in respect to the Company’s financing efforts since June 30, 2017.
How will we use the available funds?
The following table provides a detailed breakdown of how the Company will use our available funds, including those received pursuant to the Offering:
Description of intended use of available funds listed in order of priority	Assuming 15% of Offering ($)	Assuming 50% of Offering ($)	Assuming 75% of Offering ($)	Assuming 100% of Offering ($)
Development of the CuMo Project	Nil	Nil	325,000	750,000
Development of Calida Project	Nil	Nil	150,000	250,000
General and Administrative Expenses for next 12 months	Nil	Nil	100,274	819,031
Total:	Nil	Nil	575,274	1,819,031

We intend to spend the available funds as stated. We will reallocate funds only for sound business reasons.
If the Company is successful at raising sufficient funds from the Offering and from its other fundraising initiatives to repay the IEMR Notes in full, it plans to conduct ongoing environmental studies at the Cumo Project and ongoing drilling operations at the Calida project.
The Company is an exploration and development company with mineral right interests in the United States of America and Canada. The Company was incorporated under the laws of British Columbia in 1971. The Company is in the process of exploring its mineral right interests in the United States and at the date of this Offering, has not yet determined whether any of its mineral properties contain economically recoverable mineral reserves. Accordingly, the carrying amount of mineral right interests represents cumulative expenditures incurred to date and does not necessarily reflect present or future values. The recovery of these costs is dependent upon the discovery of economically recoverable mineral reserves and the ability of the Company to obtain the necessary financing to complete their exploration and development and to resolve any environmental, regulatory, or other constraints. Uncertainty also exists with respect to the recoverability of the carrying value of certain mineral right interests. The ability of the Company to realize on its investment in resource properties is contingent upon resolution of the uncertainties and confirmation of the Company’s title to the mineral properties.

The Company does not generate material cash flows from operations and accordingly, although the Company has been successful in raising funds in the past, there can be no assurance the Company will be able to raise sufficient funds in the future, in which case the Company may be unable to meet its obligations as they come due in the normal course of business. The Company has not determined whether any of its properties contain mineral reserves that are economically recoverable.  It is not possible to predict whether financing efforts will be successful or if the Company will attain a profitable level of operations. Since inception, the Company has incurred cumulative losses as of June 30, 2017 of $53,412,786 (June 30, 2016: $48,824,981) and as at June 30, 2017, had a working capital deficiency of $4,604,186 (June 30, 2016: working capital deficiency of $606,109), which may cast significant doubt regarding the Company’s ability to continue as a going concern.  Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the statement of financial position.

How long will the available funds last?
Management of the Company believes that the Company will not have enough funds unless it completes at least 60% of the Offering or it otherwise raises funds by way of different sources, such as via private placement or the sale of Silver Units.  If 100% of the Offering is completed, management of the Company anticipates that the Company’s available funds will last at least 12 months.
The Company is not able to generate sufficient funds of cash and cash equivalents in the short term and the long term and must raise funds by way of the Offering, by way of a private placement or by way of the sale of Silver Units.  There is no assurance that the Company will be able to raise additional equity, debt or joint venture partner funding necessary in order to continue as a going concern or to fund its development plans. As a result, there are material uncertainties that cast significant doubt upon the Company’s ability to continue as a going concern.
INSIDER PARTICIPATION
Will insiders be participating?
Yes. Upon reasonable inquiry, the Company has ascertained that five insiders who collectively own or exercise control or direction over a total of 6,173,700 Common Shares, representing in the aggregate approximately 4.3% of the issued and outstanding Common Shares, have indicated their intention to participate in the Offering. To the knowledge of the directors and executive officers of the Company, there are no persons who currently hold 10% or more of the Common Shares or would own 10% or more upon completion of the Offering.
DILUTION
If you do not exercise your rights, by how much will your security holdings be diluted?
Assuming issuance of the maximum number of Common Shares under the Offering, your shareholdings will be diluted by approximately 33%.
STAND‐BY COMMITMENT
There is no stand-by commitment in respect of the Offering.
MANAGING DEALER, SOLICITING DEALER AND UNDERWRITING CONFLICTS
Who is the managing dealer/soliciting dealer and what are its fees?
The Company has not retained any party to solicit subscriptions for Common Shares pursuant to the Offering.
HOW TO EXERCISE THE RIGHTS
How does a security holder that is a registered holder participate in the rights offering?
If you are a registered holder of Common Shares (a “Registered Holder”) in an Eligible Jurisdiction, a certificate (the “Rights Certificate”) representing the total number of Rights to which you are entitled as at the Record Date has been mailed to you with a copy of the Offering notice. To exercise the Rights represented by the Rights Certificate, you must complete and deliver the Rights Certificate, together with the Subscription Price for each Right exercised, in accordance with the instructions set out below. Rights not exercised at or prior to the Expiry Time will be void and of no value. The method of delivery is at the discretion and risk of the holder of the Rights Certificate and delivery to the Depository will only be effective when actually received by the Depository at its Subscription Office set forth below under “Appointment of Depository”. Rights Certificates and payments received after the Expiry Time will not be accepted.
In order to exercise your rights you must:

1.
Complete and sign Form 1 on the Rights Certificate. The maximum number of Rights that you may exercise under the Basic Subscription Privilege is shown in the box on the upper right-hand corner of the face of the Rights Certificate. If you complete Form 1 so as to exercise some but not all of the Rights evidenced by the Rights Certificate, you will be deemed to have surrendered the unexercised balance of such Rights, unless you otherwise specifically advise the Depository at the time the Rights Certificate is surrendered to the Depository.

2.
Additional Subscription Privilege. Complete and sign Form 2 on the Rights Certificate only if you wish to also participate in the Additional Subscription Privilege. See “How to exercise the rights ‐ What is the Additional Subscription Privilege and how can you exercise this privilege?” below.

3.
Payment. Enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of Computershare Investor Services Inc. To exercise the Rights, you must pay $0.070 per Common Share. In addition to the amount payable for any Common Shares you wish to purchase under the Basic Subscription Privilege, you must also pay the amount required for all of the Common Shares you subscribe for under the Additional Subscription Privilege.

4.
Delivery. You must deliver or mail the completed Rights Certificate and payment in the enclosed return envelope addressed to the Depository so that it is received by the Subscription Office of the Depository set forth below before the Expiry Time. If you are mailing your documents, registered mail is recommended. Please allow sufficient time to avoid late delivery.

The signature of the Registered Holder on Form 1 and, if applicable, Form 2 of the Rights Certificate must correspond to every particular with the name that appears on the face of the Rights Certificate.
Signatures by a trustee, executor, administrator, guardian, attorney, officer of a corporation or any other person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Depository.
All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any exercise will be determined by the Company in its sole discretion, and any determination by the Company will be final and binding on the Company and its security holders. Any subscription for Common Shares will be irrevocable once submitted and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted. The Company reserves the right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Common Shares pursuant thereto could be unlawful. The Company also reserves the right to waive any defect in respect of any particular subscription. Neither the Company nor the Depository is under any duty to give any notice of any defect or irregularity in any exercise, nor will they be liable for the failure to give any such notice.
How does a security holder that is not a registered holder participate in the rights offering?
You are a beneficial Eligible Holder if you hold your Common Shares through a securities broker or dealer, bank or trust company or other participant (each, a “Participant”) in the book-based system administered by CDS Clearing and Depository Services Inc. (“CDS”). The total number of Rights to which all beneficial Eligible Holders as at the Record Date are entitled will be issued to CDS and will be deposited with CDS following the Record Date. We expect that each beneficial Eligible Holder will receive a confirmation of the number of Rights issued to it from its Participant in accordance with the practices and procedures of that Participant. CDS will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights.
Neither we nor the Depository will have any liability for (i) the records maintained by CDS or Participants relating to the rights or the book-entry accounts maintained by them, (ii) maintaining, supervising or reviewing any records relating to such rights, or (iii) any advice or representations made or given by CDS or Participants with respect to the rules and regulations of CDS or any action to be taken by CDS or Participants.

If you are a beneficial Eligible Holder:
1.
to exercise your rights held through a Participant, you must instruct such Participant to exercise all or a specified number of such Rights, and forward to such Participant, the Subscription Price for each Common Share that you wish to subscribe for;

2.
you may subscribe for Additional Common Shares pursuant to the Additional Subscription Privilege by instructing such Participant to exercise the Additional Subscription Privilege in respect of the number of Additional Common Shares you wish to subscribe for, and forwarding to such Participant the Subscription Price for such Additional Common Shares requested.

Any excess funds will be returned to the relevant Participant for the account of the beneficial holder, without interest or deduction.
Who is eligible to receive the rights?
Registered holders of Rights
The Rights are being offered to shareholders of the Company resident in Eligible Jurisdictions. Shareholders will be presumed to be resident in the place of their registered address unless the contrary is shown to the satisfaction of the Company. This Rights Offering circular is not to be construed as an offering of the Rights, nor are the Common Shares issuable upon exercise of the Rights offered for sale, in any jurisdiction outside the Eligible Jurisdictions or to shareholders who are residents of any jurisdiction other than the Eligible Jurisdictions.
Ineligible Holders who are registered holders of their Common Shares will be sent a letter advising them that their Rights Certificates will be issued to, and held on their behalf by, the Depository and a form of representation letter (the “Representation Letter”). The Representation Letter will set out the conditions required to be met, and procedures that must be followed, in order for an Ineligible Holder to participate in the Offering.
Rights Certificates in respect of Rights issued to registered Ineligible Holders will be issued to and held by the Depository as agent for the benefit of Ineligible Holders. The Depository will hold the Rights until 5:00 p.m. (Vancouver time) on November 29, 2017 in order to provide Ineligible Holders an opportunity to claim a Rights Certificate by satisfying us that the issue of Common Shares pursuant to the exercise of Rights will not be in violation of the laws of the applicable jurisdiction. Following such date, the Depository, for the account of registered Ineligible Holders (including Ineligible Holders with an address of record in the United States), will, prior to the Expiry Time, attempt to sell the Rights of such registered Ineligible Holders represented by Rights Certificates in the possession of the Depository on such date or dates and at such price or prices as the Depository determines in its sole discretion. No charge will be made for the sale of Rights by the Depository except for a proportionate share of any brokerage commissions incurred by the Depository and the costs of or incurred by the Depository in connection with the sale of the rights. Registered Ineligible Holders will not be entitled to instruct the Depository in respect of the price or the time at which the rights are to be sold. The Depository will endeavor to effect sales of Rights on the open market and any proceeds received by the Depository with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, the Canadian tax required to be withheld, will be divided on a pro rata basis among such registered Ineligible Holders and delivered by mailing cheques (in Canadian funds) of the Depository therefor as soon as practicable to such registered Ineligible Holders at their addresses recorded on the Company’s books. Amounts of less than $10.00 will not be remitted. The Depository will act in its capacity as agent of the registered Ineligible Holders on a best efforts basis only, and we and the Depository do not accept responsibility for the price obtained on the sale of, or the inability to sell, the Rights on behalf of any registered Ineligible Holder.
Beneficial holders of Rights
CDS Participants receiving Rights on behalf of Ineligible Holders will be instructed by CDS not to permit the exercise of such Rights unless the holder has completed a Representation Letter. After November 29, 2017, CDS Participants should attempt to sell the Rights of Ineligible Holders for the accounts of such holders and should deliver any proceeds of the sale to such holders.
Beneficial owners of Common Shares registered in the name of a resident of an Ineligible Jurisdiction, who are not themselves resident in an Ineligible Jurisdiction, who wish to receive Rights and who believe that their Rights Certificates may have been delivered to the Depository, should contact their broker at the earliest opportunity to request to have their Rights Certificates mailed to them.

The Rights and the Common Shares issuable upon the exercise of the Rights have not been qualified for distribution in any Ineligible Jurisdiction and, accordingly, may only be offered, sold, acquired, exercised or transferred in transactions not prohibited by applicable laws in Ineligible Jurisdictions. Notwithstanding the foregoing, persons located in certain Ineligible Jurisdictions may be able to exercise the Rights and purchase Common Shares provided that they furnish the Representation Letter satisfactory to the Company on or before November 29, 2017. The form of Representation Letter will be available from the Company or the Depository upon request. Beneficial owners of Rights or Common Shares should contact their broker to obtain the Representation Letter. A holder of Rights in an Ineligible Jurisdiction holding on behalf of a person resident in an Eligible Jurisdiction may be able to exercise the Rights provided the holder certifies in the Representation Letter that the beneficial purchaser is resident in an Eligible Jurisdiction and satisfies the Company that such subscription is lawful and in compliance with all securities and other applicable laws.
What is the Additional Subscription Privilege and how can you exercise this privilege?
Registered holders of Rights
If you exercise all of your Rights under the Basic Subscription Privilege, you may subscribe for additional Common Shares that have not been subscribed and paid for pursuant to the Basic Subscription Privilege (the “Additional Common Shares”) pursuant to the Additional Subscription Privilege. If you wish to exercise the Additional Subscription Privilege, you must first exercise your Basic Subscription Right in full by completing Form 1 on the Rights Certificate for the maximum number of Common Shares that you may subscribe for and also complete Form 2 on the Rights Certificate, specifying the number of Additional Common Shares desired. Send the purchase price for the Additional Common Shares under the Additional Subscription Privilege with your Rights Certificate to the Depository. The purchase price is payable in Canadian funds by certified cheque, bank draft or money order payable to the order of Computershare Investor Services Inc. These funds will be placed in a segregated account pending allocation of the Additional Common Shares, with any excess funds being returned by mail without interest or deduction. Interest, if any, earned on such funds will be for our benefit.
If the aggregate number of Additional Common Shares subscribed for by those who exercise their Additional Subscription Privilege is less than the number of available Additional Common Shares, each such holder of rights will be allotted the number of Additional Common Shares subscribed for under the Additional Subscription Privilege.
If the aggregate number of Additional Common Shares subscribed for by those who exercise their Additional Subscription Privilege exceeds the number of available Additional Common Shares, each such holder of rights will be entitled to receive the number of Additional Common Shares equal to the lesser of:
1.	the number of Additional Common Shares subscribed for by the holder under the Additional Subscription Privilege; and
2.
the product (disregarding fractions) obtained by multiplying the aggregate number of Additional Common Shares available through unexercised rights by a fraction, the numerator of which is the number of rights previously exercised by the holder and the denominator of which is the aggregate number of rights previously exercised by all holders of rights who have subscribed for Additional Common Shares under the Additional Subscription Privilege.

As soon as practicable after the Expiry Time, the Depository will mail to each holder of rights who completed Form 2 on the Rights Certificate, a certificate for the Additional Common Shares which that holder has purchased and shall return to the holder any excess funds paid for the subscription of Additional Common Shares by such holder under the Additional Subscription Privilege, without interest or deduction.
Beneficial holders of Rights
If you are a beneficial holder of rights through a Participant in CDS and you wish to exercise your Additional Subscription Privilege, you must deliver your payment and instructions to the Participant sufficiently in advance of the Expiry Time to allow the Participant to properly exercise the Additional Subscription Privilege on your behalf.

How does a rights holder sell or transfer rights?
Registered Holders of Rights
The rights will trade on the TSXV under the trading symbol “MLY.RT” until 9:00 a.m. (Vancouver time) on December 11, 2017. Holders of Rights Certificates not wishing to exercise their rights may sell or transfer them directly or through their securities broker or dealer at the shareholder’s expense, subject to any applicable resale restrictions. Rights Certificates will not be registered in the name of an Ineligible Shareholder. Holders of Rights Certificates may elect to exercise only a part of their rights and dispose of the remainder or dispose of all of their rights. Any commission or other fee payable in connection with the exercise or any trade of rights is the responsibility of the holder of such rights. Depending on the number of rights a holder may wish to sell, the commission payable in connection with a sale of rights could exceed the proceeds received from such sale.
If you wish to transfer your rights, complete Form 3 (the “Transfer Form”) on the Rights Certificate, have the signature guaranteed by an “eligible institution” to the satisfaction of the Depository and deliver the Rights Certificate to the transferee. For this purpose, eligible institution means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program, or a member of the Stock Exchange Medallion Program. Members of these programs are usually members of a recognized stock exchange in Canada or members of the Investment Industry Regulatory Organization of Canada.
It is not necessary for a transferee to obtain a new Rights Certificate to exercise the rights or the Additional Subscription Privilege, but the signature of the transferee on Forms 1 and 2 must correspond in every particular with the name of the transferee shown on the Transfer Form. If the Transfer Form is properly completed, the Company and the Depository will treat the transferee as the absolute owner of the Rights Certificate for all purposes and will not be affected by notice to the contrary. A Rights Certificate so completed should be delivered to the appropriate person in ample time for the transferee to use it before the expiration of the rights.
Beneficial holders of Rights
If you hold Common Shares through a Participant, you must arrange for the exercise, transfer or purchase of rights through that Participant.
Are there restrictions on the resale of securities?
Rights offered to holders in the Eligible Jurisdictions and the Common Shares issuable upon exercise of such Rights may be resold without hold period restrictions under the applicable securities laws of the Eligible Jurisdictions, including through the facilities of the TSXV, by such holders provided that: (i) the sale is not by a “control person” of the Company; (ii) no unusual effort is made to prepare the market or create a demand for the securities being resold; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the resale; and (iv) if the selling security holder is an insider or officer of the Company, the selling security holder has no reasonable grounds to believe that the Company is in default of securities legislation.
The Company has filed with the SEC in the United States a Registration Statement on Form F-7 under the U.S. Securities Act so that the Common Shares issuable upon the exercise of the Rights will not be subject to transfer restrictions. However, the Rights are “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act and may not be transferred to any person within the United States. Holders of Common Shares in the United States who receive Rights may transfer or resell them only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by a Rights holder through the facilities of the TSXV, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company’s “affiliates”, as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, a Rights holder thereof will be required to execute a declaration certifying that such sale is being made through the facilities of the TSXV in accordance with Regulation S.
Each holder is urged to consult their professional advisor to determine the exact conditions and restrictions applicable to the right to trade in securities.

Will we issue fractional underlying securities upon exercise of the rights?
No. Where the exercise of Rights would appear to entitle the holder of rights to fractional Common Shares, the holder’s entitlement will be reduced to the next lowest whole number of Common Shares, and no cash or other consideration will be paid in lieu thereof.
APPOINTMENT OF DEPOSITORY
Who is the Depository?
Computershare Investor Services Inc. is the Depository for the Offering. The Depository has been appointed to receive subscriptions and payments from holders of Rights and to perform the services relating to the exercise and transfer of Rights.
ADDITIONAL INFORMATION
Where can you find more information about us?
You can access our continuous disclosure documents filed with the Canadian securities regulators under our issuer profile at www.sedar.com.  Our website address is https://cumoco.com/.
MATERIAL FACTS AND MATERIAL CHANGES
There is no material fact or material change about the Company that has not generally been disclosed.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

Exhibit	Description
99.1	Audited consolidated financial statements for the period ended June 30, 2017
99.2	Management’s Discussion and Analysis for the period ended June 30, 2017
99.3	Consent of DeVisser Gray LLP
99.4	Power of Attorney (contained on the signature page)
99.5	Press Release dated November 2, 2017
PART III—CONSENT TO SERVICE OF PROCESS
Not applicable.

SIGNATURES
Pursuant to the requirements of the United States Securities Act of 1933, as amended (the “Securities Act”), the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, on November 7, 2017.

AMERICAN CUMO MINING CORPORATION

By:
/s/ Shaun M. Dykes
Shaun M. Dykes
President and Chief Executive Officer

POWER OF ATTORNEY

The Registrant and each person whose signature appears below constitutes and appoints each of Shaun M. Dykes and Trevor Burns attorney-in-fact with full power of substitution to execute in the name and on behalf of the Registrant and each such person, individually, and in each capacity stated below, one or more amendments (including post-effective amendments) to the registration statement as the attorney-in-fact acting in the premises deems appropriate and to file any such amendment to the registration statement with the SEC.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Shaun M. Dykes	President, Chief Executive Officer & Director (principal executive officer)	November 7, 2017
Shaun M. Dykes

/s/ Dr. John R. Moeller	Chairman of the Board of Directors	November 7, 2017
Dr. John R. Moeller

/s/ Trevor Burns	Chief Financial Officer & Director (principal financial officer)	November 7, 2017
Trevor Burns

/s/ Joseph Baird	Director	November 7, 2017
Joseph Baird

/s/ Thomas Conway	Director	November 7, 2017
Thomas Conway

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of American CuMo Mining Corporation in the United States in the State of Idaho in the City of Horseshoe Bend on November 7, 2017.

/s/ Joe Puccinelli
Name: Joe Puccinelli
Title: Project Manager, Idaho CuMo Mining Corporation